Filed by Schultze Special Purpose Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Schultze Special Purpose Acquisition Corp.

Clever Leaves International Inc.

(Commission File No. 333-241707)

Schultze Special Purpose Acquisition Corp. and Clever Leaves International Inc., a Large-Scale Pharmaceutical-Grade Multi-National Cannabis Operator, to Participate in Two Upcoming Investor Conferences

Rye Brook, NY – September 24, 2020 - Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA, SAMAW, and SAMAU) (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves”) today announced that the companies will participate in two upcoming investor conferences.

●	On Wednesday, September 30, 2020, the companies will be hosting one-on-one meetings with institutional investors at the Canaccord Genuity US Cannabis Symposium. Please contact your institutional salesperson at Canaccord Genuity to schedule a meeting.

●	On Thursday, October 8, 2020, the companies will be hosting one-on-one meetings with institutional investors at the Jefferies Cannabis Summit. Please contact your institutional salesperson at Jefferies to schedule a meeting. At 11:00 AM ET, Kyle Detwiler, CEO of Clever Leaves, will participate in a panel discussion titled “International Markets: Growth Starting to Pick Up, But So is Competition. Key Considerations and Strategies for Success.” A webcast of the panel discussion will be available to registered participants of the event.

Clever Leaves Holdings Inc. (“Holdco”) filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a prospectus with respect to Holdco’s securities to be issued and a preliminary proxy statement of SAMA, in connection with SAMA’s proposed business combination with Clever Leaves pursuant to which Holdco, a newly formed holding company, will acquire SAMA and Clever Leaves (the “Business Combination”).

Holdco is anticipated to become a NASDAQ-listed public company trading under the ticker symbol “CLVR”. Clever Leaves’ executive management team, led by Kyle Detwiler, CEO, and Andrés Fajardo, President, are expected to continue to lead the combined company.

The Business Combination has been unanimously approved by the Boards of Directors of both SAMA and Clever Leaves and is expected to close in the fourth quarter of 2020, subject to the Registration Statement being declared effective by the SEC, in addition to other regulatory and shareholder approvals, as well as customary closing conditions.

About Schultze Special Purpose Acquisition Corp.

Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA, SAMAW, and SAMAU) is a blank check company formed for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. SAMA’s sponsor is an affiliate of Schultze Asset Management, LP, an alternative investment management firm founded in 1998 that focuses on distressed, special situation and event-driven securities and has invested over $3.2 billion since inception with a notable track-record through its active investment strategy. SAMA itself is backed by an experienced team of operators and investors with a successful track-record of creating material value in public and private companies.

About Clever Leaves

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabinoid business. With operations and investments in Canada, Colombia, Germany, Portugal, and the United States, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabinoid companies recognized for its principles, people, and performance while fostering a healthier global community.

Additional Information and Where to Find It

SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Business Combination. Following the Registration Statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and is contained in the Form S-4, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Schultze Special Purpose Acquisition Corp.

George J. Schultze: schultze@samco.net

Gary M. Julien: gjulien@samco.net

(914) 701-5260

Investor Relations

Raphael Gross

ICR

raphael.gross@icrinc.com

(203) 682-8253

Media Relations

KCSA Strategic Communications

McKenna Miller

mmiller@kcsa.com

(347) 487-6197

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